Exhibit 99.1

China New Borun Announces Formation of Independent Special Committee to Evaluate “Going Private” Proposal

BEIJING, February 2, 2018 — China New Borun Corporation (NYSE: BORN) (the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced that its Board of Directors (the “Board”) has formed a special committee consisting of three independent directors (the “Special Committee”) to consider the previously announced non-binding “going-private” proposal (the “Proposal”) that the Board received on January 10, 2018 from Mr. Jinmiao Wang, Chief Executive Officer and Chairman of the Board, and King River Holding Limited, a British Virgin Island company and a majority shareholder of the Company.

Messrs. Wen Jiang, Xisheng Lu and Binbin Jiang will serve on the Special Committee, which will be chaired by Mr. Wen Jiang. The Special Committee intends to retain independent legal and financial advisors to assist it in evaluating the Proposal.

The Company cautions its shareholders and others considering trading in its securities that neither the Board nor the Special Committee has made any decision with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About China New Borun Corporation

The Company is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and CPE that is widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at http://www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information Asia Bridge Capital Limited Michael Tieu Phone: +86-10-8556-9033 (China) +1-888-870-0798 (U.S.) Email: Michael.tieu@asiabridgegroup.com